UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

FTD Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30267U 10 8

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 26, 2008

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30267U 10 8	Schedule 13D	Page 2 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 3 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 4 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Partnership Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 5 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 6 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30267U 10 8	Schedule 13D	Page 7 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John M. Baumer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 8 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 9 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peter J. Nolan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 0 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 10 of 14 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Amended Statement on Schedule 13D filed with the Securities and Exchange Commission on May 6, 2008.

ITEM 4.	PURPOSE OF TRANSACTION

On April 30, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, United Online, Inc., a Delaware corporation (“Purchaser”), and UNOLA Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Purchaser (the “Merger”).

Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Purchaser to enter into the Merger Agreement, on April 30, 2008, Green Equity Investors IV, L.P. (“GEI IV”) and FTD Co-Investment LLC (together with GEI IV, the “Principal Stockholders”) and Purchaser entered into a voting and support agreement (the “Voting Agreement”).

Pursuant to the Voting Agreement, on August 25, 2008, at a meeting of the stockholders of the Issuer, the Principal Stockholders voted their shares of the Issuer’s Common Stock in favor of adoption and approval of the Merger Agreement. On August 26, 2008, the Merger was consummated and each outstanding share of the Issuer was converted into 0.4087 shares of the Purchaser and the right to receive $10.15 in cash. Subsequent to the Merger, the Reporting Persons held no shares of the Issuer.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI IV	0	0	0	0%

John M. Baumer	0	0	0	0%

Timothy J. Flynn	0	0	0	0%

Peter J. Nolan	0	0	0	0%

Other Reporting Persons	0	0	0	0%

CUSIP No. 30267U 10 8	Schedule 13D	Page 11 of 14 Pages

(c) Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) On August 26, 2008, the Reporting Persons, individually and in the aggregate, ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.5	Voting and Support Agreement, dated April 30, 2008 (incorporated by reference to Exhibit 10.2 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 5, 2008).

7.6	Agreement and Plan of Merger, dated April 30, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 5, 2008).

CUSIP No. 30267U 10 8	Schedule 13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated as of September 2, 2008

Green Equity Investors IV, L.P. By: GEI Capital IV, LLC, its General Partner

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

GEI Capital IV, LLC

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Partnership Holdings, LLC

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Member

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

/S/ JULIA CHANG Julia Chang, as Attorney-in-Fact for John M. Baumer

CUSIP No. 30267U 10 8	Schedule 13D	Page 13 of 14 Pages

/S/ JULIA CHANG
Julia Chang, as Attorney-in-Fact for
Timothy J. Flynn

/S/ JULIA CHANG
Julia Chang, as Attorney-in-Fact for
Peter J. Nolan

CUSIP No. 30267U 10 8	Schedule 13D	Page 14 of 14 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.5	Voting and Support Agreement, dated April 30, 2008 (incorporated by reference to Exhibit 10.2 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 5, 2008).

7.6	Agreement and Plan of Merger, dated April 30, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 5, 2008).